Exhibit 99.1

SAP Supervisory Board Proposes Punit Renjen as Designated Successor to Chairman Hasso Plattner

Jennifer Li and Dr. Qi Lu announced for Re-Election as Shareholder Representatives

WALLDORF, Germany — February 22, 2023 — The Supervisory Board of SAP SE (NYSE: SAP) has nominated Mr. Punit Renjen to stand for election as a new member of the Supervisory Board and proposes Mr. Renjen as the designated successor to Chairman, Prof. Dr. Hasso Plattner. With this decision, Prof. Dr. Plattner and the Supervisory Board initiate the succession process. The next step is Mr. Renjen’s candidacy for the Supervisory Board, which the shareholders will decide upon at the Annual General Meeting on May 11, 2023. Upon election to the SAP Supervisory Board, the handover process by Prof. Dr. Hasso Plattner to Punit Renjen would begin. Prof. Dr. Plattner’s term expires in May 2024.

With an impeccable track record, Punit Renjen, is highly qualified to join the Supervisory Board and would be an excellent candidate to eventually take the chair at a time when SAP is undergoing the most fundamental strategic transformation in its 50-year history. Mr. Renjen brings valuable strategic insights and knowledge of what businesses need in today’s fast-changing environment. He has an intimate understanding of global customer requirements and SAP’s ability to help them sustainably transform and grow.

Prof. Dr. Hasso Plattner (79), who co-founded SAP in 1972 – together with Dietmar Hopp, Claus Wellenreuther, Klaus Tschira, and Hans-Werner Hector – and has served as Chairman since 2003, said:

"We are excited to propose Punit Renjen as a new member of the SAP Supervisory Board for a four-year term at the AGM in May 2023. This initiates a structured transition at the helm of the Supervisory Board, ensuring the continuity necessary for our company's ongoing growth. With extensive experience as a highly successful CEO of one of the world's largest consulting firms, Punit brings valuable insights and expertise to the board. His deep understanding of our customers' needs, and the broader industry make him an ideal candidate for Chairman of the Supervisory Board from 2024 onwards. While we are now the number one Enterprise Application company globally, I will continue to chair SAP with passion and commitment until the baton is passed to the new leader who will take the company to new heights. As an investor with an unchanged stake, I will remain committed to SAP and its mission to help the world run better and improve people's lives. We are also pleased to put forward Jennifer Li and Qi Lu for re-election as Supervisory Board members. Their diverse backgrounds and expertise will continue to be invaluable, as we work alongside the Executive Board to navigate the opportunities and challenges ahead and drive our growth and innovation agenda.”

Punit Renjen (61) served as Deloitte Global CEO from 2015 until his retirement on December 31, 2022. As Global CEO, Mr. Renjen developed and executed a strategy that resulted in Deloitte revenues growing from $35 billion to more than $59 billion in just seven years. Today, Deloitte is the leading professional services organization in the world and one of the world’s best places to work. Deloitte employs 415,000 people in 150 countries. Deloitte also has a thriving partner ecosystem, of which SAP has been part of for over 30 years.

“I am very pleased to be considered for a role at SAP – an iconic company with a key role in the global economy. At a time when the company is successfully transforming into an enterprise application leader in the cloud and delivering on Hasso Plattner’s original vision of helping the world run better and improving people’s lives, I could not be more excited at the opportunity to help shape the future of a company that has unmatched relevance for global business. I am looking forward to working with talented colleagues around the world to ensure the company continues to help its customers solve their most pressing problems”, said Punit Renjen.

Mr. Renjen is a member of the Leadership Council of the World Economic Forum (WEF), and the International Business Council. In 2022, he was recognized by the Economic Times as the “Global Indian of the Year” and by the Carnegie Corporation of America as a “Great Immigrant. Great American”. In 2021, he was awarded the Oregon History Medal. Previously, he served as Chairman of the United Way Worldwide. Born and raised in India, Mr. Renjen moved to the United States on a Rotary Foundation Scholarship to attend Willamette University and graduated with a master’s degree in management with honors. In 2019, Willamette awarded him an honorary doctorate. After his retirement from Deloitte, he received the honorary title of Deloitte Global CEO Emeritus. He and his family live in Oregon, USA.

Candidates for Shareholder Representative Re-Elections

The SAP Supervisory Board also announces that two candidates will stand for re-election at the Annual General Meeting of shareholders (AGM) in May 2023. The candidates are:

•	Jennifer Li (55), Founder and General Partner of Changcheng Investment Partners, Beijing China. If re-elected, her term would expire in 2027.

•	Dr. Qi Lu (61), Founder and Chief Executive Officer of MiraclePlus Ltd., Beijing, China. If re-elected, his term would expire in 2027.

The term of Prof. Dr. Gesche Joost, a member of the SVB since 2015, will end with this year’s AGM. “Let me take this opportunity to extend a personal note of thanks to Dr. Joost for her great contributions to SAP’s ongoing success," said Chairman Hasso Plattner.

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About SAP

SAP’s strategy is to help every business run as an intelligent, sustainable enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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